Exhibit 21
SUBSIDIARIES OF THE REGISTRANT

Subsidiary	State of Incorporation	Ownership

Magellan Petroleum Australia Limited	Queensland, Australia	100%
Magellan Petroleum Australia Limited owns the following subsidiaries directly or indirectly:
Magellan Petroleum (N.T.) Pty. Ltd.	Queensland, Australia	100%
Paroo Petroleum Pty. Ltd.	Queensland, Australia	100%
Paroo Petroleum (Holdings), Inc.	Delaware, U.S.A.	100%
Paroo Petroleum (USA), Inc.	Delaware, U.S.A.	100%
Magellan Petroleum (W.A.) Pty. Ltd.	Queensland, Australia	100%
Magellan Petroleum (Belize) Limited	Belize, C.A	100%
Magellan Petroleum (Eastern) Pty. Ltd.	Queensland, Australia	100%
Magellan Petroleum (Southern) Pty. Ltd.	Queensland, Australia	100%
Magellan Petroleum (NZ) Limited	New Zealand	100%
Magellan Petroleum (Ventures) Pty Ltd.	Queensland, Australia	100%
Jarl Pty. Ltd.	Queensland, Australia	100%